UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-178906

Aon Savings Plan

(Exact name of registrant as specified in its charter)

Aon plc

122 Leadenhall Street

London, England EC3V 4AN

+44 20 7623 5500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests under the Aon Savings Plan

(Title of each class of securities covered by this Form)

Class A Ordinary Shares, par value $0.01 per share(1)

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.(2)

(1)	Although the duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has been terminated with respect to the Aon Savings Plan (the “Plan”), the duty of Aon plc (the “Company”) to file such reports remains with respect to the Company’s Class A Ordinary Shares, par value $0.01 per share (“Class A Ordinary Shares”).
(2)	On June 29, 2018, the Company filed Post-Effective Amendment No. 2 to the Form S-8 Registration Statement (No. 333-178906) with the Securities and Exchange Commission to terminate the offering and deregister all of the unsold Class A Ordinary Shares and related plan interests offered to employees of the Company under the Plan. Accordingly, the Plan is filing this Form 15 to suspend the Plan’s duty to file reports under Section 15(d) of the Exchange Act, including on Form 11-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AON SAVINGS PLAN BY THE PLAN’S ADMINISTRATIVE COMMITTEE

/s/ Donna Davis
Donna Davis